Proskauer Rose LLP 1001 Pennsylvania Avenue, NW Suite 600 South Washington, DC 20004-2533

June 15, 2020 By EDGAR	Erin M. Lett Associate d +1.202.416.6829 f +1.202.416.6899 elett@proskauer.com www.proskauer.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: David Gessert and Michael Clampitt

Re:	The Gladstone Companies, Inc. Draft Offering Statement on Form 1-A (Submitted June 2, 2020)

Ladies and Gentlemen,

On behalf of The Gladstone Companies, Inc., a Delaware corporation (the “Company”), we hereby respond to the comment raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the Company’s Offering Statement on Form 1-A (the “Offering Statement”) in a letter dated June 11, 2020 to David Gladstone, President and Chief Executive Officer of the Company. For your convenience, the Staff’s comment is included in this letter, followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Offering Statement.

Offering Circular Summary

Recent Developments, page 7

1.

We note your response to comment 3 and your updates to performance percentages and other metrics through December 31, 2019. Please confirm to us that there have not been any material changes to these percentages and metrics since December 31, 2019.

Response:

As of March 31, 2020, the Company confirms that there had not been any material changes to the performance percentages and other metrics set forth in the offering circular as of December 31, 2019. As noted in the Recent Developments section of the offering circular, the full impact of the COVID-19 pandemic and the resulting economic downturn remains unknown. While the Company expects that there will be a negative impact on certain of the fees received from the Existing Gladstone Funds, until such funds produce their financial statements as of and for the period ending June 30, 2020, the Company cannot reliably estimate the magnitude of such impact on its fee revenue, performance percentages or other metrics.

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Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Paris | São Paulo | Washington, DC

June 15, 2020

The Company will arrange to have FINRA call the Staff or provide the Staff with a letter prior to the qualification of the Form 1-A indicating that FINRA has no objections to the compensation arrangements discussed in the offering circular.

If you have any questions, please feel free to contact the undersigned by telephone at 202.416.6829 (or by email at elett@proskauer.com) or William J. Tuttle by telephone at 202.416.6860 (or by email at wtuttle@proskauer.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Erin M. Lett

Erin M. Lett

cc:     David Gladstone, The Gladstone Companies, Inc.

Michael Malesardi, The Gladstone Companies, Inc.

Michael LiCalsi, The Gladstone Companies, Inc.

William J. Tuttle, Proskauer Rose LLP